SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 21, 2019

SONY CORPORATION

Notice of the Ordinary General Meeting of
Shareholders to be held on June 18, 2019

To the Registered Holders of American Depositary Receipts representing shares of Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received a notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 18, 2019 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements, as well as audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1.	To elect 13 Directors.
2.	To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION REGARDING THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements, as well as audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019).

Note: The Consolidated Financial Statements are available on the Sony Investor Relations website.

This document can be accessed at
https://www.sony.net/SonyInfo/IR/stock/shareholders_meeting/Meeting102/

PROPOSALS TO BE ACTED UPON:

1.	To elect 13 Directors.

The term of office of all 12 Directors currently in office will expire at the conclusion of the Meeting.  In accordance with the decision of the Nominating Committee, the election of the following 13 Directors is proposed.

Policy and procedures for the selection of director candidates

With a view toward securing effective input and oversight by the Board of Directors of the Corporation (the “Board”), the Nominating Committee reviews and selects candidates for the Board with the aim of assuring that a substantial part of the Board is comprised of qualified outside Directors that satisfy the independence requirements established by Sony and by law.

The Nominating Committee selects candidates that it views as well-suited to be Directors in light of the Board’s purpose of enhancing the corporate value of the Corporation and its consolidated subsidiaries (the “Sony Group”).  The Nominating Committee broadly considers various relevant factors, including a candidate’s capabilities (such as the candidate’s experience, achievements and expertise), availability, and independence, as well as diversity (including gender and international fluency) in the boardroom, the appropriate size of the Board, and the knowledge, experiences and talent needed for the role.

Under the Charter of the Board of Directors (the “Board Charter”), the Corporation also requires that the Board consist of not fewer than ten (10) Directors and not more than twenty (20) Directors.  In addition, since 2005, the majority of the members of the Board have been outside Directors.

Director qualifications

In addition to the qualifications under the Companies Act of Japan, the Corporation sets forth the following provisions in the Board Charter as qualifications for Directors, and all candidates conform to these requirements.

Of the 13 Director candidates, 10 are candidates for outside Director.  As of the date of this proposal, each of the 10 candidates for outside Director conforms to the requirements for independence as set out in the Listing Standards of the Tokyo Stock Exchange, where the shares of the Corporation are listed, and the Corporation has made a filing with the Tokyo Stock Exchange indicating that each of them will be an independent Director.

All Directors Qualifications:

(1)
Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company in competition with the Sony Group in any of the Sony Group’s principal businesses (hereinafter referred to as “Competing Company”) or own three percent (3%) or more of the shares of any Competing Company.

(2)	Shall not be or have been a representative partner or partner of any independent auditor of the Sony Group during the three (3) years before being nominated as a Director.
(3)	Shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.

Qualifications of Directors who are Corporate Executive Officers:

(1)	Shall, in their roles as Corporate Executive Officers, be those responsible for the overall management of Sony Group or for important and extensive headquarters functions of Sony Group.

Outside Directors Qualifications:

(1)
Shall not have received directly from the Sony Group, during any consecutive twelve-month (12 month) period within the last three (3) years, more than an amount equivalent to one hundred twenty thousand United States dollars (US$120,000), other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(2)
Shall not be an executive director, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with the Sony Group, in any of the last three (3) fiscal years, exceeds the greater of an amount equivalent to one million United States dollars (US$1,000,000), or two percent (2%) of the annual consolidated sales of such company.

Also, each outside Director may, by resolution of the Nominating Committee, be nominated as a Director candidate for re-election up to five (5) times, and thereafter by resolution of the Nominating Committee and by consent of all of the Directors.  Even with the consent of all of the Directors, in no event may any outside Director be re-elected more than eight (8) times.

The candidates for Director are as follows:
Name		Current Responsibility as a Director *[1]	Record of attendance at the Board of Directors Meetings
1. Kenichiro Yoshida	Reappointment	Member of the Nominating Committee	100% (9/9)

2. Hiroki Totoki	New Candidate	－	－

3. Shuzo Sumi	Reappointment	Vice Chairman of the Board Member of the Nominating Committee	100% (9/9)
Candidate for outside Director

4. Tim Schaaff	Reappointment	Director in charge of Information Security	100% (9/9)

5. Kazuo Matsunaga	Reappointment	Chair of the Audit Committee	100% (9/9)
Candidate for outside Director

6. Koichi Miyata	Reappointment	Member of the Nominating Committee	100% (9/9)
Candidate for outside Director

7. John V. Roos	Reappointment	Member of the Nominating Committee Member of the Compensation Committee	100% (9/9)
Candidate for outside Director

8. Eriko Sakurai	Reappointment	Member of the Compensation Committee	100% (9/9)
Candidate for outside Director

9. Kunihito Minakawa	Reappointment	Member of the Audit Committee	100% (9/9)
Candidate for outside Director

10. Toshiko Oka	Reappointment	Member of the Audit Committee	100% (7/7) *[2]
Candidate for outside Director

11. Sakie Akiyama	New Candidate	－	－
Candidate for outside Director

12. Wendy Becker	New Candidate	－	－
Candidate for outside Director

13. Yoshihiko Hatanaka	New Candidate	－	－
Candidate for outside Director

Notes:
1.
Above responsibilities of each candidate for Director have been assigned until the conclusion of this Meeting.  New responsibilities of each candidate, including each new candidate, for Director will be determined at the meeting of the Board to be held after this Meeting.

2.
Since Ms. Toshiko Oka was newly elected at the Ordinary General Meeting of Shareholders held on June 19, 2018, the number of Board meetings she was eligible to attend is different from other directors.

3.
The Corporation has concluded agreements limiting the liability for 8 of the Director candidates, each of whom is currently an outside Director or other non-executive Director.  If Ms. Sakie Akiyama, Ms. Wendy Becker and Mr. Yoshihiko Hatanaka, new candidates for outside Directors, are elected, the Corporation plans to conclude such an agreement with each of them.  For a summary of the limited liability agreements, please refer to page 15.

4.
As of the date of this proposal, each of the 10 candidates for outside Director conforms to the requirements for independence as set out in the Listing Standards of the Tokyo Stock Exchange, where the shares of the Corporation are listed, and the Corporation has made a filing with the Tokyo Stock Exchange indicating that each of them will be an independent Director.

1. Kenichiro Yoshida	Reappointment

Responsibility as a Director	Member of the Nominating Committee
Date of Birth	October 20, 1959
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	131,600 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1983	Joined Sony Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
May 2001	Senior Vice President, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation
June 2014	Director, Sony Corporation (present)
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation
April 2018	President and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)

Reasons for the Nomination
As the Chief Executive Officer of the Sony Group, this candidate is responsible for the overall management of the entire Group, and he is nominated to be a candidate for Director by resolution of the Nominating Committee.   If re-elected, at the meeting of the Board to be held after this Meeting, he will be reappointed as the Chief Executive Officer.

2. Hiroki Totoki	New Candidate

Responsibility as a Director	－
Date of Birth	July 17, 1964
Number of Years Served as a Director	－
Record of attendance at the Board of Directors Meetings	－
Number of the Corporation’s Shares Held	14,300 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1987	Joined Sony Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and Chief Financial Officer, So-net Entertainment Corporation
December 2013	Senior Vice President, Corporate Executive, Sony Corporation
November 2014	President and Chief Executive Officer, Sony Mobile Communications Inc.
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	Executive Vice President, Corporate Executive Officer, Sony Corporation In charge of New Business Platform (Strategy)
President and Representative Director, So-net Corporation
June 2017	Executive Vice President, Chief Strategy Officer, Corporate Executive Officer, Sony Corporation In charge of Mid-to-Long Term Business Strategy, New Business
April 2018	Executive Vice President, Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation
June 2018	Senior Executive Vice President, Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation (present)

Reasons for the Nomination
This candidate was appointed as the Chief Financial Officer as of April 1, 2018.  He is responsible for the headquarters functions of Corporate Planning and Control, Corporate Strategy, Accounting, Tax, Finance, Investor Relations, Disclosure Controls, Information Systems, Internal Audit and SOX 404 management, and he is nominated to be a candidate for Director by resolution of the Nominating Committee. If elected, at the meeting of the Board of Directors to be held after the Meeting, he will be reappointed as the Chief Financial Officer.

3. Shuzo Sumi	Reappointment
Candidate for outside Director

Responsibility as a Director	Vice Chairman of the Board Member of the Nominating Committee
Date of Birth	July 11, 1947
Number of Years Served as a Director	2 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	2,600 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1970	Joined Tokio Marine & Fire Insurance Co., Ltd.
June 2000	Director and Chief Representative in London, Overseas Division, Tokio Marine & Fire Insurance Co., Ltd.
June 2002	Managing Director, Tokio Marine & Fire Insurance Co., Ltd.
October 2004	Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2005	Senior Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2007	President & Chief Executive Officer, Tokio Marine & Nichido Fire Insurance Co., Ltd.
President & Chief Executive Officer, Tokio Marine Holdings, Inc.
June 2013	Chairman of the Board, Tokio Marine & Nichido Fire Insurance Co., Ltd.
Chairman of the Board, Tokio Marine Holdings, Inc. (present) (He will resign his office of Chairman of the Board on June 24, 2019.)
June 2014	Outside Director, Toyota Industries Corporation (present)
June 2017	Director, Sony Corporation (present)

Reasons for the Nomination as Outside Director
This candidate has extensive experience from managing a global company and extensive insight from various activities in the industrial community, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

4. Tim Schaaff	Reappointment

Responsibility as a Director	Director in charge of Information Security
Date of Birth	December 5, 1959
Number of Years Served as a Director	6 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	6,900 shares

Brief Personal History and Principal Business Activities Outside the Corporation

December 1982	Joined New England Digital Corporation
July 1991	Joined Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, Sony Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	President, Sony Network Entertainment International LLC
June 2013	Director, Sony Corporation (present)
January 2014	Independent startup advisor (present)
July 2015	Chief Product Officer, Intertrust Technologies Corporation (present)

Reasons for the Nomination
In addition to expertise in software technology and network services, this candidate has experience leading the network services business in Sony, and he is nominated to be a candidate for Director by resolution of the Nominating Committee.  This candidate does not satisfy the qualification for outside Director since he worked in the Sony Group in the past.

5. Kazuo Matsunaga	Reappointment
Candidate for outside Director

Responsibility as a Director	Chair of the Audit Committee
Date of Birth	February 28, 1952
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	3,400 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1974	Joined Ministry of International Trade and Industry (currently Ministry of Economy, Trade and Industry (“METI”))
June 2004	Director-General, Nuclear and Industrial Safety Agency, METI
September 2005	Assistant Vice-Minister, Minister’s Secretariat, METI
July 2006	Deputy Vice-Minister, Minister’s Secretariat, METI
July 2008	Director-General, Economic and Industrial Policy Bureau, METI
July 2010	Vice-Minister of Economy, Trade and Industry, METI
April 2012	Specially-appointed Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
June 2013	Outside Director, Takasago Thermal Engineering Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
Outside Director, Hashimoto Sogyo Co., Ltd. (currently Hashimoto Sogyo Holdings Co., Ltd.) (present)
President, Japan Cooperation Center for the Middle East (present)
April 2016	Vice Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation
January 2017	Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight and experience in global industry and administration from his career at the Ministry of Economy, Trade and Industry, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

6. Koichi Miyata	Reappointment
Candidate for outside Director

Responsibility as a Director	Member of the Nominating Committee
Date of Birth	November 16, 1953
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	1,900 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1976	Joined The Mitsui Bank, Ltd.
June 2003	Executive Officer, Sumitomo Mitsui Banking Corporation
October 2006	Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2009	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2010	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.
June 2010	Director, Sumitomo Mitsui Financial Group, Inc.
April 2011	Director and President, Sumitomo Mitsui Financial Group, Inc.
Director, Sumitomo Mitsui Banking Corporation
June 2014	Director, Sony Corporation (present)
June 2016	Outside Corporate Auditor, Isetan Mitsukoshi Holdings Ltd. (present)
April 2017	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc.
Chairman of the Board, Sumitomo Mitsui Banking Corporation (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight and expertise regarding bank management, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

7. John V. Roos	Reappointment
Candidate for outside Director

Responsibility as a Director	Member of the Nominating Committee Member of the Compensation Committee
Date of Birth	February 14, 1955
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	1,900 shares

Brief Personal History and Principal Business Activities Outside the Corporation

October 1980	Associate, O’Melveny and Myers LLP
February 1985	Associate, Wilson Sonsini Goodrich & Rosati
February 1988	Partner, Wilson Sonsini Goodrich & Rosati
February 2000	Managing Director of Professional Services, Wilson Sonsini Goodrich & Rosati
February 2005	Chief Executive Officer, Wilson Sonsini Goodrich & Rosati
August 2009	United States Ambassador to Japan
September 2013	Outside Director, Salesforce.com, inc. (present)
October 2013	Chief Executive Officer, The Roos Group, LLC (present)
December 2013	Member of Global Advisory Board, Mitsubishi UFJ Financial Group, Inc. (present)
April 2014	Senior Advisor, Centerview Partners LLC (present)
June 2014	Director, Sony Corporation (present)
May 2015	Founding Partner, Geodesic Capital (present)

Reasons for the Nomination as Outside Director
In addition to a wealth of experience as a corporate and securities lawyer, chief executive officer at a leading technology law firm, and advisor to major Silicon Valley companies, this candidate is well-versed in business, government affairs and foreign relations, including as the former United States Ambassador to Japan, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

8. Eriko Sakurai	Reappointment
Candidate for outside Director

Responsibility as a Director	Member of the Compensation Committee
Date of Birth	November 16, 1960
Number of Years Served as a Director	5 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	1,900 shares

Brief Personal History and Principal Business Activities Outside the Corporation

June 1987	Joined Dow Corning Corporation
May 2008	Director, Dow Corning Toray Co., Ltd. (currently Dow Toray Co., Ltd.)
March 2009	Chairman and Chief Executive Officer, Representative Director, Dow Corning Toray Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
June 2015	Outside Director, Sumitomo Mitsui Financial Group, Inc. (present)

Reasons for the Nomination as Outside Director
This candidate has extensive insight and experience in managing global companies, and she is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

9. Kunihito Minakawa	Reappointment
Candidate for outside Director

Responsibility as a Director	Member of the Audit Committee
Date of Birth	August 15, 1954
Number of Years Served as a Director	2 years
Record of attendance at the Board of Directors Meetings	100% (9/9)
Number of the Corporation’s Shares Held	2,400 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1978	Joined Ricoh Company, Ltd.
October 1997	Senior Vice President and Chief Financial Officer, Ricoh Americas Corporation
April 2010	Corporate Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2010	Outside Audit & Supervisory Board Member, Ricoh Leasing Company, Ltd.
April 2012	Corporate Senior Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2013	Audit & Supervisory Board Member, Ricoh Company, Ltd.
June 2017	Director, Sony Corporation (present)
June 2018	Outside Director, Santen Pharmaceutical Co., Ltd. (present)

Reasons for the Nomination as Outside Director
This candidate has global experience in the electronics industry as well as extensive insight and experience in finance and auditing, and he is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

10. Toshiko Oka	Reappointment
Candidate for outside Director

Responsibility as a Director	Member of the Audit Committee
Date of Birth	March 7, 1964
Number of Years Served as a Director	1 year
Record of attendance at the Board of Directors Meetings	100% (7/7)
Number of the Corporation’s Shares Held	1,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
June 2015	Outside Corporate Auditor, Happinet Corporation (present) (She will resign her office of Outside Corporate Auditor and is expected to be elected as Outside Director on June 20, 2019.)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present)
Outside Director, Mitsubishi Corporation (present)
Outside Director, Hitachi Metals, Ltd. (present)
June 2018	Director, Sony Corporation (present)

Reasons for the Nomination as Outside Director
In addition to broad expertise in developing management strategies, including as an M&A consultant, this candidate possesses extensive insight in corporate management and accounting through her experience at an accounting firm and as an outside director/auditor, and she is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

11. Sakie Akiyama	New Candidate
Candidate for outside Director

Responsibility as a Director	－
Date of Birth	December 1, 1962
Number of Years Served as a Director	－
Record of attendance at the Board of Directors Meetings	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

April 1987	Joined Arthur Andersen & Co.
April 1994	Founder and CEO, Saki Corporation
October 2018	Founder, Saki Corporation (present)

Reasons for the Nomination as Outside Director
In addition to her experience as an international business consultant, this candidate launched and successfully developed an industrial robotic inspection company and has extensive experience serving as a member of government committees/working groups, and she is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

12. Wendy Becker	New Candidate
Candidate for outside Director

Responsibility as a Director	－
Date of Birth	November 2, 1965
Number of Years Served as a Director	－
Record of attendance at the Board of Directors Meetings	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

September 1987	Brand Manager, Procter & Gamble Company
September 1993	Consultant, McKinsey & Company, Inc.
December 1998	Partner, McKinsey & Company, Inc.
February 2008	Managing Director, Residential, TalkTalk, The Carphone Warehouse Ltd.
Board member, Member of Remuneration Committee, Whitbread plc
September 2009	Chief Marketing Officer, Vodafone Group plc
September 2012	Chief Operating Officer, Jack Wills Ltd.
October 2013	CEO, Jack Wills Ltd.
February 2017	Board member, Chair of Remuneration Committee, Great Portland Estates plc (present)
September 2017	Board member, Logitech International S.A. (present)
September 2018	Chair of Compensation Committee, Logitech International S.A. (present)

Reasons for the Nomination as Outside Director
This candidate possesses practical and diverse capabilities in corporate management due to her broad career in the consulting industry in North America and Europe, and experiences as an executive of various companies, including telecommunications and technology companies, and she is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

13. Yoshihiko Hatanaka	New Candidate
Candidate for outside Director

Responsibility as a Director	－
Date of Birth	April 20, 1957
Number of Years Served as a Director	－
Record of attendance at the Board of Directors Meetings	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

April 1980	Joined Fujisawa Pharmaceutical Co., Ltd. (currently Astellas Pharma Inc.)
June 2005	Corporate Executive, Vice President, Corporate Planning, Corporate Strategy, Astellas Pharma Inc.
April 2006	Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
June 2008	Senior Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
April 2009	Senior Corporate Executive, Chief Strategy Officer and Chief Financial Officer, Astellas Pharma Inc.
June 2011	Representative Director, President & CEO, Astellas Pharma Inc.
April 2018	Representative Director, Chairman of the Board, Astellas Pharma Inc. (present)

Reasons for the Nomination as Outside Director
This candidate has broad experience and extensive insight in global corporate management from his career in the United States and Europe, and leading successful company integration as a corporate planning officer.  He is nominated to be a candidate for outside Director by resolution of the Nominating Committee.

2.	To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors, officers and employees of subsidiaries of the Corporation, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board.

In connection with this agenda, no such stock acquisition rights will be issued to outside Directors of the Corporation.

I.	The reason the Corporation needs to issue stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors, officers and employees of subsidiaries of the Corporation, for the purpose of giving them an incentive to contribute towards the improvement of the business performance of the Sony Group and thereby improving the business performance of the Sony Group by making the economic interest which such directors, officers, or employees will receive correspond to the business performance of the Sony Group.

II.
Terms and conditions of the stock acquisition rights (“Stock Acquisition Rights”), the concrete terms of which the Board may determine pursuant to the delegation of such determination upon approval at the Meeting.

1.	Maximum Limit of Aggregate Numbers of Stock Acquisition Rights
Not exceeding 35,000

2.	Payment in exchange for Stock Acquisition Rights
Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3.	Matters regarding Stock Acquisition Rights
(1)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 3,500,000 shares of common stock of the Corporation (the “Common Stock”).  However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)	Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

(i) Initial Exercise Price

The Exercise Price shall initially be as follows:

(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the allotment date of Stock Acquisition Rights, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)	Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent, respectively.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)	Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)	Conditions for the Exercise of Stock Acquisition Rights

(i)	No Stock Acquisition Right may be exercised in part.

(ii)
In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

(iii)	Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board.

(6)	Mandatory Repurchase of Stock Acquisition Rights
Not applicable

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i)
The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii)
The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board.

Notes:
1.
For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 15 to 17.  In light of the granting purpose (contributing to the improvement of the mid- and long-term business performance of the Sony Group and thereby improving such business performance of the Sony Group), the exercise of Stock Acquisition Rights is restricted during the above-mentioned period (a one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as a limitation on the number of exercisable Stock Acquisition Rights (in general, one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others.  The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.

2.
The maximum limit of the aggregate number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is 3,500,000, which represents 0.28 percent of the total shares outstanding as of March 31, 2019.  The total of such number of shares and the maximum aggregate number of shares to be issued or transferred upon the exercise of all outstanding stock acquisition rights for the purpose of granting stock options is 15,713,900, which represents 1.24 percent of the total shares outstanding as of March 31, 2019.

[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into Limited Liability Agreements (each, an “Agreement”) with all non-executive Directors including Outside Directors.

A summary of each Agreement is as follows:

(1)
In a case where the non-executive Director is liable to the Corporation after the execution of an Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the non-executive Director acted in good faith without any gross negligence in performing his/her duties.

(2)
In a case where the non-executive Director is reelected as a non-executive Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as a non-executive Director of the Corporation, the Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2019)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The eighteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	585	58,500 Common Stock	¥ 2,595	87.8%
The nineteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	1,330	133,000 Common Stock	U.S.$ 29.56	88.1%
The twentieth series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	1,405	140,500 Common Stock	¥ 2,945	72.0%
The twenty-first series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	1,995	199,500 Common Stock	U.S.$ 35.48	80.7%
The twenty-second series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	883	88,300 Common Stock	¥ 1,523	87.7%
The twenty-third series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	2,561	256,100 Common Stock	U.S.$ 19.44	81.8%

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The twenty-fourth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	717	71,700 Common Stock	¥ 932	88.9%
The twenty-fifth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	1,980	198,000 Common Stock	U.S.$ 11.23	78.7%
The twenty-sixth series of Common Stock Acquisition Rights (November 20, 2013)	November 20, 2014 ~ November 19, 2023	2,743	274,300 Common Stock	¥ 2,007	65.6%
The twenty-seventh series of Common Stock Acquisition Rights (November 20, 2013)	November 20, 2014 ~ November 19, 2023	2,446	244,600 Common Stock	U.S.$ 20.01	72.4%
The twenty-eighth series of Common Stock Acquisition Rights (November 20, 2014)	November 20, 2015 ~ November 19, 2024	4,623	462,300 Common Stock	¥ 2,410.5	44.2%
The twenty-ninth series of Common Stock Acquisition Rights (November 20, 2014)	November 20, 2015 ~ November 19, 2024	4,118	411,800 Common Stock	U.S.$ 20.67	47.9%
The thirtieth series of Common Stock Acquisition Rights (November 19, 2015)	November 19, 2016 ~ November 18, 2025	6,625	662,500 Common Stock	¥ 3,404	41.9%
The thirty-first series of Common Stock Acquisition Rights (November 19, 2015)	November 19, 2016 ~ November 18, 2025	6,905	690,500 Common Stock	U.S.$ 27.51	28.2%
The thirty-second series of Common Stock Acquisition Rights (November 22, 2016)	November 22, 2017 ~ November 21, 2026	13,270	1,327,000 Common Stock	¥ 3,364	11.1%
The thirty-third series of Common Stock Acquisition Rights (November 22, 2016)	November 22, 2017 ~ November 21, 2026	12,639	1,263,900 Common Stock	U.S.$ 31.06	13.3%
The thirty-fourth series of Common Stock Acquisition Rights (November 21, 2017)	November 21, 2018 ~ November 20, 2027	13,690	1,369,000 Common Stock	¥ 5,231	_
The thirty-fifth series of Common Stock Acquisition Rights (November 21, 2017)	November 21, 2018 ~ November 20, 2027	14,441	1,444,100 Common Stock	U.S.$ 45.73	1.4%
The thirty-sixth series of Common Stock Acquisition Rights (February 28, 2018)	February 28, 2019 ~ February 27, 2028	172	17,200 Common Stock	¥ 5,442	_
The thirty-seventh series of Common Stock Acquisition Rights (February 28, 2018)	February 28, 2019 ~ February 27, 2028	150	15,000 Common Stock	U.S.$ 50.39	_
The thirty-eighth series of Common Stock Acquisition Rights (November 20, 2018)	November 20, 2019 ~ November 19, 2028	14,996	1,499,600 Common Stock	¥ 6,440	_
The thirty-ninth series of Common Stock Acquisition Rights (November 20, 2018)	November 20, 2019 ~ November 19, 2028	13,865	1,386,500 Common Stock	U.S.$ 56.22	_
Note:	All series of Stock Acquisition Rights were issued for the purpose of granting stock options. No cash payment was required for the allocation.

(1)	Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2019)

Name	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The eighteenth series of Common Stock Acquisition Rights	1,500	1	－	－
The twentieth series of Common Stock Acquisition Rights	5,000	1	1,800	1
The twenty-second series of Common Stock Acquisition Rights	8,200	2	－	－
The twenty-fourth series of Common Stock Acquisition Rights	3,000	1	－	－
The twenty-sixth series of Common Stock Acquisition Rights	13,500	3	－	－
The twenty-eighth series of Common Stock Acquisition Rights	129,500	4	－	－
The twenty-ninth series of Common Stock Acquisition Rights	100,000	1	－	－
The thirtieth series of Common Stock Acquisition Rights	58,200	4	－	－
The thirty-first series of Common Stock Acquisition Rights	200,000	1	－	－
The thirty-second series of Common Stock Acquisition Rights	297,500	5	－	－
The thirty-third series of Common Stock Acquisition Rights	300,000	1	－	－
The thirty-fourth series of Common Stock Acquisition Rights	207,500	5	－	－
The thirty-fifth series of Common Stock Acquisition Rights	200,000	1	－	－
The thirty-eighth series of Common Stock Acquisition Rights	230,000	5	－	－

(2)	Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2019
The details of these Stock Acquisition Rights are mentioned in the thirty-eighth and thirty-ninth series of Common Stock Acquisition Rights above.
Stock Acquisition Rights allocated to employees of the Corporation, directors, officers and employees of the Corporation’s subsidiaries
Name	Employees of the Corporation		Directors, officers and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The thirty-eighth series of Common Stock Acquisition Rights	201,100	176	1,074,300	1,048
The thirty-ninth series of Common Stock Acquisition Rights	4,400	2	1,397,500	844

Amounts of remuneration paid to Directors and Corporate Executive Officers (for the fiscal year ended March 31, 2019)

	Fixed remuneration		Remuneration linked to business results		Phantom Restricted Stock Plan
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors (Outside Directors)	13 (Notes 1 & 2) (11)	Million Yen 227 (152) (Note 3)	- ( - )	Million Yen - (Note 4) ( - )	2 (2)	Million Yen 89 (Note 7) (89)
Corporate Executive Officers	8 (Note 2)	338	6 (Note 5)	382 (Note 6)	-	-
Total	21	565	6	382	2	89
Notes:
1.
The number of persons does not include a Director who concurrently serves as a Corporate Executive Officer, because the Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.

2.
The number of persons includes a Director and three Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2018, and a Director who passed away during his tenure.

3.	The amount includes the amount of condolence money for a Director who passed away during his tenure.

4.	The Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

5.	The number of persons includes a Corporate Executive Officer who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2018.

6.	The amount that the Corporation plans to pay as remuneration linked to business results for the fiscal year ended March 31, 2019 will be paid in June 2019.

7.
The Phantom Restricted Stock Plan includes the amount that will be paid to two Directors who will resign on the day of the Ordinary General Meeting of Shareholders to be held on June 18, 2019.  The amount to be paid under the Phantom Restricted Stock Plan will be calculated using the market price of the Corporation’s Common Stock at the time of resignation.  The preliminary calculation for the purpose of the above table uses the market price (closing price) of the Corporation’s common stock as of March 29, 2019.

8.
In addition to the above, the Corporation issued restricted stock and stock acquisition rights for the purpose of granting stock options as remuneration linked to share price.  During the fiscal year ended March 31, 2019, the Corporation recorded 15 million yen in expenses for the restricted stock granted to non-executive Directors and 265 million yen in expenses for the restricted stock granted to Corporate Executive Officers.  Regarding the stock acquisition rights granted to Corporate Executive Officers, the Corporation recorded 874 million yen in expenses during the fiscal year ended March 31, 2019 or in the past for stock option purposes.

Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for Directors and Senior Executives (which includes Corporate Executive Officers and certain other senior officers that assume important roles for management of Sony) determined by the Compensation Committee is as follows:

(1) Basic policy regarding Director remuneration

The primary duty of Directors is to supervise the performance of business operations of the Sony Group as a whole. In order to improve this supervisory function over the business operations of Sony, which is a global company, the following two elements have been established as the basic policy for the determination of remuneration of Directors. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.
•	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and
•	Ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, remuneration of Directors shall consist of the following three components:
•	Fixed remuneration;
•	Remuneration linked to share price; and
•	Phantom Restricted Stock Plan.

The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the basic policy above and based upon research conducted by a third party regarding remuneration of directors of both domestic and foreign companies.

Regarding remuneration linked to share price, restricted stock is used to further promote shared values between the shareholders and Directors, and incentivize Directors to develop and maintain a sound and transparent management system. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of the programs.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. Sony will not grant any points pursuant to the Phantom Restricted Stock Plan to a Director for a fiscal year in which Sony granted restricted stock to the Director.

(2) Basic policy regarding Senior Executive remuneration

Senior Executives are key members of management responsible for executing the operations of the Sony Group as a whole and/or each business. In order to further improve the business results of Sony, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.
•	Attracting and retaining an adequate talent pool possessing the requisite abilities to excel in the global marketplace; and
•	Providing effective incentives to improve business results on a short-, medium- and long- term basis.

Based upon the above, remuneration of Senior Executives shall basically consist of the following four components:
•	Fixed remuneration;
•	Remuneration linked to business results;
•	Remuneration linked to share price; and
•	Phantom Restricted Stock Plan.

The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the above basic policy and the individual’s level of responsibility and based upon research conducted by a third party regarding remuneration of management of both domestic and foreign companies, with an emphasis on linking remuneration to business results and shareholder value.

Remuneration linked to business results shall be structured appropriately and based upon appropriate indicators to ensure that such remuneration effectively incentivizes Senior Executives to achieve the mid to long term and the corresponding fiscal year’s corporate targets. Specifically, the amount shall be determined based upon the level of achievements of the targets of (1) certain key performance indicators linked to consolidated or individual business results of Sony of the corresponding fiscal year, such as Return of Equity (“ROE”), Net Income and Operating Cash Flow (“Financial Performance KPIs”), which indicators are selected based on the areas of responsibility of the relevant Senior Executive and (2) the individual performance of the area(s) for which the relevant Senior Executive is responsible. The amount to be paid to Senior Executives shall fluctuate, in principle, within the range from 0 percent to 200 percent of the standard payment amount (“Business Results Linked Standard Payment Amount”) based on the achievement of the above-mentioned targets. The Business Results Linked Standard Payment Amount shall be determined so that such amount is within a certain percentage of the cash compensation (total of the fixed remuneration and the remuneration linked to business results), which percentage shall be determined in accordance with each individual’s level of responsibility.

Remuneration linked to the share price, such as stock options and restricted stock, will be used to incentivize Senior Executives to increase mid-to long-term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of this program. The amount of remuneration linked to the share price shall be determined, so that the amount is within a certain percentage of the total cash compensation (total of the fixed remuneration and the remuneration linked to business results) and remuneration linked to the share price.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Senior Executives every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points.

Procedures to determine the remuneration of Directors and Senior Executives

Based on the policy outlined above, the Compensation Committee determines the amount and content of the compensation for each Director and Senior Executive. Specifically, in principle, each year at the meeting of the Compensation Committee held after the Ordinary General Meeting of the Shareholders, the amount of basic renumeration and the content of each Director’s and Senior Executive’s compensation for the corresponding fiscal year is determined. Thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the final amount of compensation of each Director and Senior Executive is determined, including the amount of remuneration linked to business results.

For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs and the targets for the individual performance of the areas(s) for which the relevant Senior Executive is responsible are determined and thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the amount of such remuneration is determined based on the level of achievement of such targets for the Financial Performance KPIs and the individual performance.

In accordance with the above procedure, the Compensation Committee determined the amount of compensation of each Directors and Senior Executives for the fiscal year ended March 31, 2019.

Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2019
The Business Results Linked Standard Payment Amount for the fiscal year ended March 31, 2019 was between 37.5 percent and 50.0 percent of cash compensation (total of the fixed remuneration and the remuneration linked to business results). The Financial Performance KPIs and the weighting of such Financial Performance KPIs mainly used for the Corporate Executive Officers were as follows:

KPI	Weight
Operating CF	50%
Net Income	40%
ROE	10%

Operating cash flow, excluding the Financial Services Segment (“Operating CF”), was selected as a Financial Performance KPI and was weighed the highest due to operating cash flow being determined as the most important performance metric under the Third Mid-Range Plan of Sony. ROE was also selected due to it being one of the financial targets of the Sony’s Third Mid-Range Plan. Net Income was selected in order to incentivize management to achieve the current fiscal year’s corporate target.
For the target to be achieved for the Operating CF for the fiscal year ended March 31, 2019, an amount which the Compensation Committee determined as appropriate was set in order to achieve the Operating CF target under Sony’s Third Mid-Range Plan of 2 trillion yen or more for the three-year period from the fiscal year ended March 31, 2019. The target for the Net Income for the fiscal year ended March 31, 2019 was set as 480 billion yen, which was the forecasted amount for the Net Income for the fiscal year ended March 31, 2019 announced in April 2018. Target for ROE was 15.1% for the fiscal year ended March 31, 2019. The results for the Financial Performance KPIs for the fiscal year ended March 31, 2019 were as follows: Operating CF: 753.4 billion yen, Net Income: 916.3 billion yen, ROE: 27.3%, each exceeding the targeted amount.
As outlined above under “Basic policy regarding Director and Senior Executive remuneration”, remuneration linked to business results for Senior Executives for the fiscal year ended March 31, 2019 was determined based upon the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Senior Executive and the individual performance of the area(s) for which the relevant Senior Executive was responsible. The amounts to be paid to the Senior Executives were determined within the range from 0 percent to 200 percent of the Business Results Linked Standard Payment Amount.

(For Reference)
Restricted Stock
Sony has introduced a restricted stock plan starting from the fiscal year ended March 31, 2018, pursuant to which shares of restricted stock will be allotted to Sony Corporation’s Corporate Executive Officers and other executives, and non-executive Directors of Sony Corporation (the “Non-Executive Directors”). The purpose of the plan for the Corporate Executive Officers and other executives of Sony Corporation is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid- to long- term performance and increase shareholder value. Furthermore, the purpose of the plan for the Non-Executive Directors is to incentivize these Directors to develop and maintain a sound and transparent management system by further promoting shared values between the shareholders and the Non-Executive Directors.
The grantees will not be able to sell or transfer the granted shares during the restricted period, and Sony Corporation will acquire the granted shares from a grantee without any consideration to, or consent of, the grantee under certain conditions. Details of the plan, such as vesting conditions, eligibility and the number of grants, will be determined by the Compensation Committee.

Dated:  May 28, 2019